Switch Enterprises, Inc.



SWITCH

ANNUAL REPORT

650 Ponce De Leon Ave Suite 300

Atlanta, GA 30308

0

https://myswitchapp.com/

This Annual Report is dated October 10, 2023.

BUSINESS

Company Overview

Switch is a dating app that aims to bring back the fun of dating by creating a unique live audio-based speed application. This app combines elements of popular shows like "Love is Blind" and platforms like Clubhouse and Instagram to provide users with an engaging experience. Unlike other dating apps that focus on surface-level interactions, this platform prioritizes real-time one-on-one conversations to help users make more informed decisions about potential matches. By incorporating interactive features like a timeline and randomized live-roulette function, the company aims to revolutionize the dating app market by eliminating silent matches, superficial swipe culture, and empty bios. In essence, this platform offers users a fresh take on dating that combines modern technology with a nostalgic, old-school approach.

Business Model

The dating app industry is primarily monetized through subscriptions and advertisements. Switch utilizes this model, but has an additional revenue stream through our gamification features like our icebreaker questions, conversation drivers, and brand placement, which amounts to 3x the revenue generating opportunities than our competitor, who only monetizing through subscriptions and advertisements. We allow for consumers to have the opportunity to upgrade their Switch account to unlock more features but also provide businesses to have the opportunity to sponsor our ice breaker and conversation drivers to help drive their brand awareness as well. We are a consumer focused brand but with our highly scalable B2B structure, we are conscious of the user experience. These features are seamlessly integrated.

Intellectual Property

Switch has filed a provisional patent titled, "System and Method for Determining in a Live Audio Speed Dating Application."

Corporate Structure

Switch App LLC was organized on 2/10/2021 as a Georgia LLC and was the sole operating entity until it was converted into a Georgia C-Corp, Switch App, Inc. on 8/10/21. Then on 10/25/2021 Switch App, Inc. underwent a name change to Switch Enterprises, Inc. Then on January 20, 2023 the company changed it's domestication to Delaware.

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $72,000.00
Number of Securities Sold: 90,000
Use of proceeds: App development and maintenance
Date: December 23, 2022
Offering exemption relied upon: Regulation CF

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 525,000
Use of proceeds: App development
Date: May 10, 2022
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,000,000
Use of proceeds: Founder stock grant
Date: May 09, 2022
Offering exemption relied upon:4(a)2

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,500,000
Use of proceeds: Founder stock grant
Date: May 09, 2022
Offering exemption relied upon: 4(a)2

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 150,000
Use of proceeds: App development
Date: June 22, 2023
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $0 compared to $0 in fiscal year 2022.

We are a pre-revenue company that just launched on May 8th on the iOS app store and we have not implemented our revenue drivers yet. Our funding has come from investments and grants.

Cost of sales

Cost of Sales for fiscal year 2021 was $20,272 compared to $57,358 in fiscal year 2022.

The increase in the cost of sales stemmed from the fact that we began product development (coding) in the year of 2022 whereas in 2021, we only developed a prototype of the pages and concept for switch. The majority of our funds is and has been allocated to developing the product itself.

Gross margins

Gross margins for fiscal year 2021 were $-20,727 compared to $-57,358 in fiscal year 2022.

The decrease in our gross margins stems from the fact that we began product development (coding) in the year of 2022 whereas in 2021, we only developed a prototype of the pages and concept for switch. The majority of our funds is and has been allocated to developing the product itself. With that said, we have not implemented any revenue drivers in-app at the time therefore there was no revenue to offset this margin.

Expenses

Expenses for fiscal year 2021 were $20,727 compared to $57,358 in fiscal year 2022.

The increase in the expenses stemmed from the fact that we began product development (coding) in the year of 2022 whereas in 2021, we only developed a prototype of the pages and concept for switch. The majority of our funds is and has been allocated to developing the product itself.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because We just launched on the iOS app store in 2023 and have not implemented our revenue drivers yet.. Past cash was primarily generated through equity investments, pitch competition grants, and foundational grants]. Our goal is to Begin generating revenue in 2024 and offset our expenses with the upcoming Start Engine raise. Because we are pre-revenue, the historical cash flow is not indicative of what is to be expected in the future as our customers and integrations/partnerships gradually increase.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $4,201.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kiana (Kiki) Latrelle Mincey

Kiana (Kiki) Latrelle Mincey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Co-Founder, Board Member
Dates of Service: February, 2021 - Present
Responsibilities: Kiki is CEO & Co-founder of Switch. She manages all development, marketing, fundraising efforts, and overall making sure the brand stays true to its mission of being the innovator of dating apps. Kiki does not currently receive compensation.

Other business experience in the past three years:

Employer: ESPN
Title: Production Assistant
Dates of Service: January, 2020 - July, 2021
Responsibilities: Kiki pitched, produced and edited stories through game highlights that included players' performance statistics and broadcast live on Sports Center.

Other business experience in the past three years:

Employer: Freelance Producer
Title: Producer
Dates of Service: August, 2021 - Present
Responsibilities: Kik is currently working on a contract-basis for various companies.

Name: Corey Alexandria Staples

Corey Alexandria Staples 's current primary role is with InComm Payments. Corey Alexandria Staples currently services 30 to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: COO, Co-Founder, Board Member
Dates of Service: February, 2021 - Present
Responsibilities: Corey focuses on developing a product that addresses the pain-points in the current market and overseeing the operations of the Switch. Corey's background in tech sales– specifically SAAS products– has helped her gain insight into how to leverage Switch on both the consumer front and B2B front. She does not currently receive a salary.

Other business experience in the past three years:

Employer: Atlanta Hawks
Title: Youth Development Coach
Dates of Service: December, 2021 - Present
Responsibilities: Corey coaches basketball for about 10 hours a month.

Other business experience in the past three years:

Employer: InComm Payments
Title: Inside Sales Representative
Dates of Service: February, 2023 - Present
Responsibilities: Inside Sales Representative responsible for generating business within the Indy Operations OTC Network at Incomm Payments.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: KiCo LLC
Amount and nature of Beneficial ownership: 5,000,000
Percent of class: 100.0

Title of class: Class B Common Stock
Stockholder Name: KiCo LLC
Amount and nature of Beneficial ownership: 1,500,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Related Party
Relationship to Company: Related Party
Nature / amount of interest in the transaction: The company owed a related party $11,459 as of 12/31/2022. The amount does not accrue interest and is due on demand.
Material Terms: The total amount owed is $11,459. It has no interest rate and is due on demand.

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 1,500,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 765,000 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $72,000.00
Maturity Date: April 30, 2025
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Qualified financing not less than $1,000,000.
Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class B Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants on one type of service, Online Dating Service. Our revenues are therefore dependent upon the market for Consumer Technology. We may never have an operational product or service It is possible that there may never be an operational Switch Dating App or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in the prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Switch Dating App. Delays or cost overruns in the development of our Switch Dating App and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Switch Enterprises, Inc. was formed on 2/10/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Switch Enterprises, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Switch Dating App is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Switch Enterprises, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Switch Enterprises, Inc. could harm our reputation and materially negatively impact our financial condition and business. Leadership Risk Currently, our founders do not work for the company full time. Therefore, at times our founders have divided interests and it may take longer for the app to get fully launched. In addition, our leadership team does not have extensive business and operations experience. Future Cash Flow Risk Currently, the cash flow of our company is unpredictable due to all the features of the app not yet being monetized. Therefore, our cash flow varies month to month.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 10, 2023.

Switch Enterprises, Inc.

By /s/ *Kiana Mincey*

      Name: Switch Enterprises, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Switch Enterprises, Inc. (the "Company") a Georgia Corporation and KiCo, LLC (predecessor)

Combined Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2021 and 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Switch Enterprises, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and 2022, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, ECA CIA, CFE, MACC
Miami, FL
October 6, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021 (Predecessor)**
ASSETS		
Current Assets		
Cash and Cash Equivalents	4,201	100
Other Receivable	749	-
Total Current Assets	4,951	100
TOTAL ASSETS	4,951	100
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Interest	83	-
Accounts Payable	20,827	20,827
Total Current Liabilities	20,910	20,827
Non-Current Liabilities		
Convertible Notes	72,000	-
Total Non-Current Liabilities	72,000	-
TOTAL LIABILITIES	92,910	20,827
EQUITY		
Class A Common Stock	50	-
Class B Common Stock	15	-
Preferred Stock	6	-
Additional Paid-in Capital	49,829	-
Accumulated Deficit	(137,859)	(20,727)
Total Equity	(87,959)	(20,727)
TOTAL LIABILITIES AND EQUITY	4,951	100

Statement of Operations

| | Year Ended December 31, | |
	2022	2021 (Predecessor)
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	5,690	-
General and Administrative	70,011	20,401
Research and Development	50,000	-
Total Operating Expenses	125,702	20,401
Operating Income (loss)	(125,702)	(20,401)
Other Income		
Grant Income	10,000	-
Total Other Income	10,000	-
Other Expense		
Interest Expense	1,430	326
Total Other Expense	1,430	326
Earnings Before Income Taxes	(117,132)	(20,727)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(117,132)	(20,727)

Statement of Cash Flows

| | Year Ended December 31, | |
	2022	2021 (Predecessor)
OPERATING ACTIVITIES		
Net Income (Loss)	(117,132)	(20,727)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	-	20,827
Accrued Interest	83	-
Other Receivable	(749)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(666)	20,827
Net Cash provided by (used in) Operating Activities	(117,798)	100
FINANCING ACTIVITIES		
Proceeds from Convertible Notes	72,000	-
Proceeds from the Issuance of Class A Common Stock	50	-
Proceeds from the Issuance of Class B Common Stock	15	-
Proceeds from the Issuance of Preferred Stock	6	-
Additional Proceeds from the Issuance of Preferred Stock	49,829	-
Net Cash provided by (used in) Financing Activities	121,900	-
Cash at the beginning of period	100	-
Net Cash increase (decrease) for period	4,101	100
Cash at end of period	4,201	100

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock		Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 8/10/2021 (Inception)	-	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	(20,727)	(20,727)
Ending Balance 12/31/2021	-	-	-	-	-	-	-	(20,727)	(20,727)
Issuance of Stock	5,000,000	50	1,500,000	15	615,000	6	49,829	-	49,900
Net Income (Loss)	-	-	-	-	-	-	-	(117,132)	(117,132)
Ending Balance 12/31/2022	5,000,000	50	1,500,000	15	615,000	6	49,829	(137,859)	(87,959)

Switch Enterprises, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Switch Enterprises, Inc. ("the Company") was originally formed in Georgia as Switch App, LLC in February of 2021. The Company then incorporated as a Georgia Corporation under the name Switch App, Inc. on August 10th, 2021. The Company then changed its name to Switch Enterprises, Inc. on September 25th, 2021. The Company is a technology company that focuses on the development of applications with an initial focus on the dating market. Switch will extend its brand into other markets in the application space and eventually expand its enterprise into more creative services and enterprises related to the expansion of the Switch brand.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities. The Company had a predecessor entity called KiCo, LLC where all activity took place in 2021. Management has determined that KiCo, LLC is a predecessor entity since the Company is carrying on substantially the same operations as KiCo, LLC. The predecessor entity has become the holding company for the Company's stock.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Grant Income

The Company recognized $10,000 in grant income in 2022 from winning an award at a startup pitch competition.

Equity-Based Compensation.

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity in 2024. The notes are convertible into shares of the Company's common stock at a 15% discount during a change of control or qualified financing event. The valuation caps of the agreements entered into were $5M.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	$72,000
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The total number of shares of Common Stock the Company is authorized to issue is 10,000,000 shares with a par value of $0.00001 per share. The Company did not have any shares issued or outstanding as of December 31st, 2021. The Company had 5,000,000 Class A Common Shares and 1,500,000 Class B Common Shares issued and outstanding as of December 31st, 2022.

Voting: Class A Common Stockholders are entitled to one vote per share. Class B Common Stockholders are not entitled to vote.

Dividends: The holders of Class A and Class B Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

The number of Preferred Stock the Corporation is authorized to issue is 5,000,000 shares with a par value of $0.00001 per share. The Company did not have any shares issued or outstanding as of December 31st, 2021. The Company had 615,000 shares issued and outstanding as of December 31st, 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 6, 2023, the date these financial statements were available to be issued.

On January 20, 2023, the Company converted to a Delaware C-corp.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

CERTIFICATION

I, Kiana Mincey , Principal Executive Officer of Switch Enterprises, Inc., hereby certify that the financial statements of Switch Enterprises, Inc. included in this Report are true and complete in all material respects.

Kiana Mincey

CEO